Contact

www.linkedin.com/in/mark-
dreyfuss-562b1326 (LinkedIn)

Top Skills

Higher Education Teaching

Guest Lecturing

Environmental Epidemiology

Publications

Is Norovirus a Foodborne or
Pandemic Pathogen? An Analysis
of the Transmission of Norovirus-
Associated Gastroenteritis and the
Roles of Food and Food Handlers.

Agar-gel Immunodiffusion Test for
the Rapid Identification of Pollock
Surimi in Raw Meat Products.

Cholesterol Metabolism by
Mycobacterium.

Beef Grinding and Record Keeping
Practices, a Survey of Retail
Establishments in Three States,
2008

Pathogen Control in Meat and
Poultry Production: Implementing the
USDA Food Safety and Inspection
Service's Hazard Analysis and
Critical Control Point System

Mark Dreyfuss

Adjunct Professor/ Epidemiologist
San Diego, California, United States

Summary

Core Competencies
- Outbreak Investigation
- Public Health Policy Implementation
- Curriculum Development • Epidemiological Modeling
- Risk Analysis & Management
- Faculty Development • Case-Control Studies
- Scientific Research and Analysis
- Interdisciplinary Collaboration

Expert educator with a robust background in developing and
implementing innovative teaching strategies tailored to the diverse
needs of students across various health-related disciplines. Excel
in delivering comprehensive lectures and facilitating advanced
discussions on microbiology topics. Proficient in developing and
revising course curricula, integrating the latest scientific research,
and aligning with departmental objectives and accreditation
standards. Accomplished professional seasoned in epidemiological
research and disease surveillance, leveraging advanced statistical
analysis, biostatistics, and data interpretation to uncover trends,
patterns, and public health risks. Expert in designing and conducting
epidemiological studies, including cohort, case-control, and cross-
sectional studies, ensuring rigorous data collection, validation, and
management.

Experience

ECOSAVE TECHNOLOGIES PRIVATE LIMITED
Vice President
January 2025 - Present (7 months)

Baltimore City Community College
11 years 5 months

Adjunct Professor
December 2013 - April 2025 (11 years 5 months)
Baltimore, MD

Adjunct Professor
December 2014 - December 2024 (10 years 1 month)
Baltimore, MD

Microbiology and Biochemistry

None
Semi Retired
November 2024 - December 2024 (2 months)

Maryland State Police Forensic Sciences Division, Firearms and Tool Marks Unit
Public Health Laboratory Scientist
February 2018 - June 2019 (1 year 5 months)
Baltimore, Maryland Area

Validate new comparison microscope system and extend peer to peer connection for viewing and confirming criteria for fired bullet and cartridge case markings.

Leagacy Leadership Institute on Public Policy Program of the Univeristy of Maryland
Legacy Leader
September 2012 - April 2013 (8 months)
Annapolis, MD

Serve in an advice, direction and assistance capacity to a member of the Maryland General Assembly as a member of the Legacy leadership Institute on Public Policy Program during the 2013 term.

USDA-FSIS
8 years

Special Assistant
April 2010 - September 2011 (1 year 6 months)
Washington, DC

Led special projects that span multiple program areas and agencies. In particular,

1. Initiated, developed, and directed risk profiles and assessments of hazards to public health. Such hazards include E. coli non-O157:H7 STECs, Norovirus,

C. difficile, MRSA, MAP, Water Contamination, Toxoplasmosis, and Antibiotic Resistance by numerous pathogens.

2. Initiated, planned program collaborative advancement of laboratory methods to establish equivalency between FDA, FSIS and CDC.

3. Served as COTR for the development of the federal interagency project on Microbial Risk Guidelines.

4. Served as a subject matter expert for the National Advisory Committee on Microbiological Criteria for Food, on the Norovirus subcommittee.

5. Initiated and established an overall communication system for announcements, documents, recalls, and presentations through Microsoft SharePoint for all of OPHS.

Branch Chief
October 2003 - April 2010 (6 years 7 months)
Washington, DC

As Chief of the Microbiological Issues Branch, I supervised a diverse group of 10 scientists and initiated and led various microbiological and public health related projects. Under my direction, this branch contributed microbiological expertise to FSIS by identifying emerging public health issues, provided guidance on epidemiology and public health outbreaks using baseline studies and analyses. We reviewed or evaluated microbiologically related policy, conducted inspection and enforcement activities, determined risk assessment, established policy, conducted in-depth verification (IDV) reviews and international equivalence audits. Recent branch accomplishments included:

1. Designed, developed, and proposed a series of surveillance and monitoring baselines of infectious pathogens in meat and poultry products that will provide national prevalence for farm through table.

2. Review of the E. coli O157 risk based sampling and the plant risk profile survey. Also produced the Salmonella quarterly reports for CY2006 and reviewed compliance guidelines (2nd edition) for control of Salmonella and Campylobacter in poultry.

3. Reviewed the Agency's verification testing at a meat slaughtering and processing establishment related to infectious disease outbreaks including a Norovirus outbreak in Colorado and through tracking PFGE patterns from positives found in plant samples.

5. Reviewed the sample collection procedures, methodology, and quality assurance procedures used by state laboratories. This review resulted in the

support and collaboration of the outbreak/illness investigations and led to the recall of contaminated product from the marketplace.

6. Implemented human resource functions managing 10 employees, $2 million budget, strategic planning, recruiting, salaries & benefits, special projects, funding

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Education

Walden University
PhD, Epidemiology, Public Health · (2006 - 2009)

Walden University
Master of Science, Public Health; Public Health · (2003 - 2006)

The Ohio State University
Master's, Microbiology · (1974 - 1978)

The Ohio State University
Bachelor's, Microbiology · (1970 - 1973)